Exhibit 1
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Financial Services Authority

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|TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES                                                                                    |
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|1. Identity of the issuer or the underlying issuer                             |                    WPP Plc                       |
|of existing shares to which voting rights are                                  |                                                  |
|attached:                                                                      |                                                  |
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|2. Reason for the notification (please tick the appropriate box or boxes):                                                        |
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|An acquisition or disposal of voting rights                                                                            |   Yes    |
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|                                                                                                                       |          |
|An acquisition or disposal of qualifying financial instruments which may result                                        |          |
|in the acquisition of shares already issued to which voting rights are attached.                                       |          |
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|                                                                                                                       |          |
|An acquisition or disposal of instruments with similar economic effect to                                              |          |
|qualifying financial instruments                                                                                       |          |
|                                                                                                                       |          |
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|An event changing the breakdown of voting rights                                                                       |          |
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|                                                                                                                       |          |
|Other (please specify):                                                                                                |          |
|                                                                                                                       |          |
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|                                                                               |                                                  |
|3. Full name of person(s) subject to the                                       |        Legal & General Group Plc (L&G)           |
|notification obligation:                                                       |                                                  |
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|                                                                               |                                                  |
|4. Full name of shareholder(s)                                                 |       Legal & General Assurance (Pensions        |
|(if different from 3.):                                                        |             Management) Limited (PMC)            |
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|                                                                               |                                                  |
|5. Date of the transaction and date on                                         |                                                  |
|which the threshold is crossed or                                              |                13 October 2009                   |
|reached:                                                                       |                                                  |
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|                                                                               |                                                  |
|6. Date on which issuer notified:                                              |                14 October 2009                   |
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|7. Threshold(s) that is/are crossed or                                         |               From 4% - 3% (L&G)                 |
|reached:                                                                       |                                                  |
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|8. Notified details:                                                                                                              |
|                                                                                                                                  |
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|A: Voting rights attached to shares                                                                                               |
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|Class/type of        |           Situation previous    |             Resulting situation after the triggering transaction         |
|shares               |           to the triggering     |                                                                          |
|                     |             transaction         |                                                                          |
|                     |-------------------------------------------------------------------------------------------------------------
|if possible using    |         Number    |     Number  |                |        Number of voting      |      % of voting rights  |
|the ISIN CODE        |          of       |      of     |      Number    |            rights            |                          |
|                     |         Shares    |     Voting  |     of shares  |---------------------------------------------------------|
|                     |                   |     Rights  |                |      Direct  |    Indirect   |     Direct    | Indirect |
|---------------------|------------------------------------------------------------------------------------------------------------|
|ORD                  |      48,615,833   |  48,615,833 |    50,045,795  |   50,045,795 |               |     3.99      |          |
|                     |                   |             |                |              |               |               |          |
|GBP 0.10             |                   |             |                |              |               |               |          |
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|B: Qualifying Financial Instruments                                                                                               |
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|Resulting situation after the triggering transaction                                                                              |
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|                        |              |                        |      Number of voting        |                                  |
|Type of financial       | Expiration   |   Exercise/            |      rights that may be      |             % of voting          |
|instrument              | date         |   Conversion Period    |      acquired if the         |             rights               |
|                        |              |                        |      instrument is           |                                  |
|                        |              |                        |      exercised/ converted.   |                                  |
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|                        |              |                        |                              |                                  |
|                        |              |                        |                              |                                  |
|                        |              |                        |                              |                                  |
|                        |              |                        |                              |                                  |
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|C: Financial Instruments with similar economic effect to Qualifying Financial Instruments                                         |
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|Resulting situation after the triggering transaction                                                                              |
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|                       |               |               |               |                         |                                |
|Type of financial      | Exercise      |  Expiration   | Exercise/     | Number of voting rights |     % of voting rights         |
|instrument             | price         |  date         | Conversion    | instrument refers to    |                                |
|                       |               |               | period        |                         |                                |
|----------------------------------------------------------------------------------------------------------------------------------|
|                       |               |               |               |                         |     Nominal   |    Delta       |
|                       |               |               |               |                         |--------------------------------|
|                       |               |               |               |                         |               |                |
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|Total (A+B+C)                                                                                                                     |
|                                                                                                                                  |
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|Number of voting rights                                                        |        Percentage of voting rights               |
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|                                                                               |                3.99                              |
|                           50,045,795                                          |                                                  |
|                                                                               |                                                  |
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|9. Chain of controlled undertakings through which the voting rights and/or the                                                    |
|financial instruments are effectively held, if applicable:                                                                        |
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|                                                                                                                                  |
|                                                                                                                                  |
|Legal & General Group Plc (Direct and Indirect) (Group)                                                                           |
|                                                                                                                                  |
|                                                                                                                                  |
|Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)                                            |
|                                                                                                                                  |
|                                                                                                                                  |
|Legal & General Investment Management Limited (Indirect) (LGIM)                                                                   |
|                                                                                                                                  |
|                                                                                                                                  |
|       Legal & General Group Plc (Direct) (L&G) (50,045,795 -3.99 % =  LGAS, LGPL & PMC)                                          |
|                                                                                                                                  |
|                                                                                                                                  |
|Legal & General Investment Management (Holdings) Limited               Legal & General Insurance Holdings Limited (Direct)        |
| (Direct) (LGIMHD) (45,491,201 -3.62 % = PMC)                          (LGIH)                                                     |
|                                                                                                                                  |
|                                                                                                                                  |
|Legal & General Assurance (Pensions Management) Limited  (PMC)         Legal & General Assurance Society Limited  (LGAS &         |
|(45,491,201 -3.62 % = PMC)                                             LGPL)                                                      |
|                                                                                                                                  |
|                                                                                                                                  |
|                                                                       Legal & General Pensions Limited (Direct)  (LGPL)          |
|                                                                                                                                  |
|                                                                                                                                  |
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|Proxy Voting:                                                                                                                     |
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|                                                                               |                                                  |
|10. Name of the proxy holder:                                                  |                                                  |
|                                                                               |                         N/A                      |
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|                                                                               |                                                  |
|11. Number of voting rights proxy holder will cease                            |                                                  |
|to hold:                                                                       |                         N/A                      |
|                                                                               |                                                  |
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|                                                                               |                                                  |
|12. Date on which proxy holder will cease to hold                              |                                                  |
|voting rights:                                                                 |                         N/A                      |
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|                                                               |                                                                  |
|13. Additional information:                                    |        Notification using the total voting rights figure of      |
|                                                               |                           1,253,621,178                          |
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|14. Contact name:                                                              |                 Helen Lewis (LGIM)               |
|                                                                               |                                                  |
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|                                                                               |                                                  |
|15. Contact telephone number:                                                  |                   020 3124 3851                  |
|                                                                               |                                                  |
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